October 15, 2020




Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603


Re: Guggenheim Defined Portfolios, Series 2068
File Nos. 333-248812 and 811-03763

Dear Mr. Fess:

        On September 15, 2020, you filed a registration statement on Form S-6 for Guggenheim
Defined Portfolios, Series 2068, a unit investment trust that consists of the Tekla Medical
Science Innovation Portfolio, Series 1 (the    trust   ). We have reviewed the
registration statement,
and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Investment Summary     Principal Investment Strategy (Page 2)

1.      The first sentence in the first paragraph of this section states that
the trust invests    at least
80% of the value of its assets in health care companies that the sponsor believes are innovative.
Since the name of the trust includes the terms    medical science innovation,
 please revise this
section to state that the trust invests at least 80% of its assets in medical science companies that the sponsor believes are innovative. See Rule 35d-1(a)(2)(i) under the Investment Company Act
of 1940 (the    Investment Company Act   ).
 Eric F. Fess, Esq.
October 15, 2020
Page 2


2. Please disclose the criteria the trust uses to determine whether a company is a medical science company (e.g., derives at least 50% of its revenues or profits from medical science, or devotes at least 50% of its assets to medical science).

3. The first paragraph of this section also states that the trust will invest in foreign companies. If the foreign companies in which the trust will invest include emerging market issues as a principal investment strategy, please disclose and provide corresponding risks, if appropriate.

4.       The second paragraph of this section states that the sponsor    has
partnered with Tekla
Capital Management, LLC (   Tekla   ) as portfolio consultant,    and that
Tekla    will suggest
securities for the portfolio.    Additionally, disclosure in the    Portfolio
Consultant    section on
page 21 of the prospectus states that, for its service as portfolio consultant, Tekla will be paid a percentage of the value of sales made during the primary offering period. Further, as disclosed in footnote (4) of the fee table on page 6 of the prospectus, the cost of the portfolio consulting fee
paid to Tekla is borne by the trust   s unitholders in the form of organization
costs. In light of
these disclosures, please explain to us why Tekla should not be considered an investment adviser to the trust pursuant to Section 2(a)(20) of the Investment Company Act, and therefore subject to the requirements of Section 15 of the Investment Company Act. We may have further comments after reviewing your response.

Investment Summary     Principal Risks (Page 3)

5. Please revise the heading of the second bullet point in this section, [t]he trust is
concentrated in the health care sector,    to include the term    innovative,
 and include the risks
specific to innovative health care companies.

General Information     Portfolio Consultant (Page 21)

6. Please precisely describe the portfolio consultant's compensation, e.g., precisely describe
"daily liquidation value of transactional sales" and the "primary offering period at the close of the initial offering period". We may have further comments after reviewing your response.

GENERAL COMMENTS

7. Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

8. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.
 Eric F. Fess, Esq.
October 15, 2020
Page 3


9. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.
                                        *******

        In closing, we remind you that the trust and its sponsor are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.




Sincerely,

                                                                         /s/
Edward P. Bartz


Edward P. Bartz

Senior Counsel




cc:    Michael J. Spratt, Assistant Director
       Michael J. Shaffer, Branch Chief